October 7, 2009

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On September 11, 2009, Northern Lights Fund Trust (the "Registrant"), on behalf of the GMG Defensive Beta Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 103 (the "Amendment") to its registration statement under the Securities Act of 1933 on Form N-1A.  The main purpose of the filing was to include descriptive information and disclosures about a newly added principal investment strategy of investing in a wholly-owned Cayman Island-domiciled subsidiary (the "Subsidiary") for the purpose of conducting the Fund's commodity and commodity futures investing.

On behalf of the Trust, we hereby request selective review of the Amendment.  The Prospectus and Statement of Additional Information ("SAI") of the Fund is substantially similar to the Prospectus and SAI of the Fund previously reviewed by the Commission’s staff, except as noted herein.  The following sections of the Prospectus are materially different: Principal Investment Strategies and Principal Investment Risks (under both Item 4 and Item 9).  The following sections of the SAI are materially different: Types of Investments and Tax Status.  Collectively, the amendments to these portions of the registration statement serve to describe the nature of the Subsidiary, its role in the investment strategy of the Fund, its risks and the U.S. tax treatment for various types of U.S. Fund shareholders.  Please note that the disclosure related to the Subsidiary is substantially similar to disclosure that you have previously reviewed in the Arrow Alternative Solutions Fund prospectus, another series of the Registrant.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771